EXHIBIT 12.1

PLUM CREEK TIMBER COMPANY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	YEARS ENDED DECEMBER 31,
(In Millions)	2006	2005	2004	2003	2002

Consolidated pretax income from continuing operations	$328	$339	$366	$186	$235
Interest and other financial charges included in expense	138	118	118	126	113
Interest portion of rental expense	2	1	1	1	1

Earnings	$468	$458	$485	$313	$349

Interest and other financial charges	$138	$118	$118	$126	$113
Interest portion of rental expense	2	1	1	1	1

Fixed Charges	$140	$119	$119	$127	$114

Ratio of Earnings to Fixed Charges	3.3	3.8	4.1	2.5	3.1